UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MONTANA MINING CORP.

(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

612077107
(CUSIP Number)

Ruairidh Campbell

     1403 East 900 South, Salt Lake City, Utah 84105 Telephone: (801) 582-9609 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 612077107

1	.	NAMES OF REPORTING PERSONS.	Owen A. Walbaum
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	o
	(b)	o
3.	SEC USE ONLY

4	.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	PF
5	.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) o
6	.	CITZENSHIP OR PLACE OF ORGANIZATION	Canada

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	.	SOLE VOTING POWER	3,817,858
8	.	SHARED VOTING POWER	0
9	.	SOLE DISPOSITIVE POWER	3,817,858
10	.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,817,858 shares of common stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) o
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.76% of the issued and outstanding shares of common stock (based on 21,498,703 shares of the Issuer's common stock outstanding as June 30, 2010).

14	.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value, of Montana Mining Corp., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 1403 East 900 South, Salt Lake City, Utah 84105.

ITEM 2. IDENTITY AND BACKGROUND

(a)	The name of the person filing this statement: Owen A. Walbaum (the "Reporting Person").
(b)	The business address [or residence] of the Reporting Person is: 23 Turner Crescent, Regina,

Saskatchewan, Canada S4N 4P7.

(c)	The present principal occupation of the Reporting Person is: Businessman.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)	During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2010 the Reporting Person purchased 3,817,858 shares of the Issuer’s common stock at $0.05 per share for total cash consideration of $190,892.88 pursuant to the terms and conditions of a share purchase agreement. The Reporting Person used personal funds to purchase the shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) The Reporting Person has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries except in connection with the Issuer’s intended acquisition of JBP SA.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of his (indirect) shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board except in connection with the Issuer’s intended acquisition of JBP SA.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the issuer’s business or corporate structure except in connection with the Issuer’s intended acquisition of JBP SA.

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 21,498,703 issued and outstanding shares of common stock as of June 30, 2010. The Reporting Person owns 3,817,858 shares (representing 17.76%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the power to vote or direct the vote and the power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person entered into a share purchase agreement on June 30, 2010 with Issuer to purchase 3,817,858 shares of common stock for $0.05 per share for total cash consideration of $190,892.88.

Other than as reflected above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10. Share Purchase Agreement dated June 30, 2010 between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2010
Date

/s/ Owen A. Walbaum
Signature

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).